UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Forward Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

349862300
(CUSIP Number)

Neil I. Jacobs, Esq.
355 Lexington Avenue, 6th Floor
New York, NY 10017
(212) 233-1480
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 349862300

1	NAME OF REPORTING PERSON Terence Bernard Wise
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,593,541
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,593,541
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,593,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.66%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 349862300

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the Common Stock, $.01 par value per Share (the “Common Stock”) of Forward Industries, Inc., a New York corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 477 Rosemary Avenue, Suite 217-219, West Palm Beach FL 33410.

Item 2.	Identity and Background

(a) - (c).  This statement is filed by an individual, Terence Bernard Wise, who resides at Brambledown, 8 Valley Way, Gerrards Cross, Buckinghamshire SL9 7PN, United Kingdom.  Mr. Wise is a UK resident and citizen, and is a private businessman involved in the plastics and accessories industries.

(d) - (f).  Mr. Wise, who is a U.K. citizen, has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used for the purchase of the Issuer’s Common Stock was the personal funds of Mr. Wise.  The aggregate funds used by Mr. Wise to make the purchases were $2,040,012.

Item 4.	Purpose of Transaction

Mr. Wise has acquired the Issuer’s Common Stock for investment purposes, and such purchases have been made in Mr. Wise’ ordinary course of business.  The purchases were made in a private transaction away from the market.  The initial purchase of 1,076,808 shares was made pursuant to a Stock Purchase Agreement (“SPA”), dated December 8, 2011 and an Option Agreement “Option Agreement”) of even date, by and between the same parties.  That transaction was reported on Mr. Wise’s initial Schedule 13D filed December 15, 2011.  Mr. Wise has recently acquired an additional 506,733 shares (“Additional Shares”) of Issuer Common Stock pursuant to exercise of the Option Agreement referred to above.  He paid cash consideration of $912,119 for the Additional Shares.  Mr. Wise has also recently received an immediately exercisable ten year stock purchase option from the Issuer to purchase 10,000 shares of Common Stock at an exercise price $1.23.  The sellers under the Option Agreement are, upon information and belief, affiliates of Frank LaGrange Johnson, Chairman of the Issuer.  Although Mr. Wise has known Mr. Johnson for some time in a personal and business capacity, they are not acting as part of a “group” and Mr. Wise in no way claims beneficial ownership of any shares of the Issuer’s Common Stock owned by Mr. Johnson or his affiliates.

CUSIP NO. 349862300

Mr. Wise does not, at present, seek control of the Issuer and has acquired the Common Stock for investment purposes.  In pursuing such investment purposes, Mr. Wise may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market prices of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  To evaluate such alternatives, Mr. Wise routinely monitors the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, his personal liquidity requirements and other investment considerations.  Consistent with his investment research methods and evaluation criteria, Mr. Wise may discuss such matters with management or other directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors.  Such factors and discussions may materially affect, and result in, Mr. Wise’ modifying his ownership of the Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Mr. Wise reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all or part of the Common Stock beneficially owned by him, in the public market or privately negotiated transactions.  Mr. Wise may at any time reconsider and change his plans or proposals relating to the foregoing.

Item 5.	Interest in Common Stock of the Issuer

(a) and (b).  As of the date hereof, Mr. Wise beneficially owns 1,593,541 shares of Common Stock of the Issuer, representing 19.66% (based on an aggregate of 8,105,185 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012) of the issued and outstanding shares of Common Stock.  Mr. Wise has sole dispositive power over all the shares owned by him.

(c)           In the 60 days prior to this filing, Mr. Wise has not acquired any Issuer Common Stock in the open market.

(d) and (e) Not applicable.

CUSIP NO. 349862300

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Common Stock of the Issuer

Mr. Wise has no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which have not been described above.

Item 7.	Material to Be Filed as Exhibits N/A

CUSIP NO. 349862300

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2012

/s/ Terence Bernard Wise
Terence Bernard Wise